OCEAN WEST HOLDING CORPORATION
                          26 EXECUTIVE PARK, SUITE 250
                                IRVINE, CA 92614


                                                              November 23, 2005



Via EDGAR and Facsimile

Mark S. Webb, Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:   Ocean West Holding Corporation
      Preliminary Information Statement filed on November 3, 2005
      File No. 000-49971

Dear Mr. Webb:

      In connection with responding to the Staff's comments concerning the above-captioned Information Statement, the undersigned officer of Ocean West Holding Corporation, hereby acknowledges that:

      o the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                             Very truly yours,

                                             Ocean West Holding Corporation



                                             By: /s/ Darryl Cohen
                                                 ------------------------------
                                                 Darryl Cohen, CEO